UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

July 21, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206 – 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Symbol OTCBB – GTVCF

Frankfurt – GTVCF.F

FOR IMMEDIATE RELEASE

July 21, 2004

Globetech Announces New President/CEO

Globetech Ventures Corp. (“Globetech”) OTCBB: GTVCF, Frankfurt GTVCF.F and Berlin GTVCF.BE, is pleased to report that Mr. Steven N. Khan has been appointed President and Chief Executive Officer of the company, effective immediately. Steven Khan replaces Mr. Dilbagh Gujral as President, CEO, and Director. Mr. Gujral has resigned to pursue other business opportunities. “ I am proud to have been associated with Globetech and its predecessor companies. I am very excited about Globetech’s prospects, particularly in Brazil. I remain supportive of the company and the new management team”, stated Mr. Gujral.

Mr. Khan has been actively involved with Globetech as a Director since the company re-entered the mining sector late last year. He has spent close to twenty years in all areas of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking. He has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment brokerage firms and has raised over $200M for a variety of companies, with a primary focus on the mining sector. Mr. Khan consults to a number of small and micro cap private and public companies. Steven Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, and holds a Chartered Financial Analyst designation. Mr. Khan brings demonstrable analytical expertise in the resource sector and access to an excellent investment banking network in the area of mining finance. Mr. Khan states, “ I am pleased to take an expanded role with the company in order to advance a number of exciting projects.”

Globetech’s Brazilian subsidiary Braz Gold LtdA currently holds title to approximately 197,000 acres of mineral claims prospective for gold and other minerals including diamonds and base metals, in the prolific Vila Nova greenstone belt of south central Amapa State, Brazil

Globetech wishes to announce that it completed two private placements in April 2004 with two European investors for a total of 300,000 units each. Each unit comprised one common share at a purchase price of U$0.70 and one share purchase warrant exercisable at the price of U$0.80 to 31st March 2005, U$0.90 to 31st March 2006 and U$1.00 to 31st March 2007. Globetech also completed a private placement in June with a European investor for a total of 500,000 units. Each unit comprised one common share at a purchase price of U$0.50 and one share purchase warrant exercisable at the price of U$0.50 per share during the first year, and U$0.60 per share during the second year. The funds from the foregoing private placements have been applied to working capital and to partially reduce outstanding loans by shareholders.

On July 5th 2004, Globetech agreed to issue 652,000 shares to a shareholder of the Corporation in settlement of outstanding shareholder loans in the amount of U$326,000 at a deemed issue price of $0.50 per share.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements regarding Globetech’s anticipation that the mineral claims will prove to be economically viable on a going forward basis, and the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the mineral claims, with or without an equity offering.

It is important to note that the Company’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in Globetech’s public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: info@globetechventures.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Steven Khan”__________

Steven Khan, President

July 21, 2004